ENDORSEMENT NO. 10

This endorsement, effective 12:01 AM policy number 164-08-56	October 1, 2007	forms a part of
issued to: WESTCORE TRUST
C/0 DENVER INVESTMENT ADVISORS LLC

1.  In consideration of the premium charged, it is hereby understood and agreed that Item 1 of the Declarations page, Name of Insured (herein called Insured) and endorsement 9, are amended to include the following:

WESTCORE MICRO-CAP OPPORTUNITY FUND

2.  Nothing contained herein shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions or agreements of the attached policy other than as above stated.

WESTCORE TRUST

Resolution on Fidelity Bond

For Endorsement No. 10

With respect to the Westcore Micro-Cap Opportunity Fund

RESOLVED, that the Westcore Trust (the “Trust”) is authorized to add the Micro-Cap Opportunity Fund to the Trust’s current fidelity bond, with no increase in premium or change in the form or amount of the current bond; and

FURTHER RESOLVED, that in accordance with Rule 17g-1(h) under the Investment Company Act of 1940, as amended (the “1940 Act”), the Treasurer of the Trust is hereby designated as the officer of the Trust who is authorized and directed to make the filings with the Securities and Exchange Commission and give the notices required by Rule 17g-1(g); and

FINALLY RESOLVED, that the officers of the Trust be, and they hereby are, authorized and directed at all times to take all actions necessary, including adjusting or increasing the coverage of the Fund under the Fidelity Bond, to assure compliance with these resolutions and Rule 17g-1 of the 1940 Act.